Exhibit 21

Subsidiaries of the Registrant

The following is a list of subsidiaries of the Company as of December 31, 2007 that omits subsidiaries that, considered in the aggregate, would not constitute a “significant subsidiary” (as defined in the SEC’s rules):

NationsHealth Holdings, L.L.C. (a Florida Limited Liability Company)

United States Pharmaceutical Group, L.L.C. (a Delaware Limited Liability Company)

Diabetes Care & Education, Inc. (a South Carolina Corporation)